Sub-Item 77M

On June 26, 2009, JPMorgan Capital Growth Fund ("Acquired Portfolio") merged
into JPMorgan Mid Cap Growth Fund  ("Acquiring Portfolio").   The merger was
approved by the Boards of Trustees of JPMorgan Trust I and JPMorgan Trust II
on February 18, 2009 and by shareholders of the Acquired Portfolio on June 15,
2009.  Pursuant to the Agreement and Plan of Reorganization, the Acquiring
Portfolio acquired all of the assets and assumed all of the liabilities of the Acquired Portfolio in exchange for shares of the Acquiring Portfolio.